

October 4, 2023

Natalie Holles
Chief Executive Officer
Third Harmonic Bio, Inc.
1700 Montgomery Street, Suite 210
San Francisco, California 94111

>    **Re: Third Harmonic Bio, Inc.**
>    **Registration Statement on Form S-3**
>    **Filed October 2, 2023**
>    **File No. 333-274823**

Dear Natalie Holles:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Tamika Sheppard at 202-551-8346 with any questions.


>    Sincerely,
>
>    Division of Corporation Finance
>    Office of Life Sciences

cc:    Ryan Mitteness